Exhibit 8.1
List of Subsidiaries of Videotron Ltd

Jurisdiction of Incorporation or
Name of Subsidiary	Organization
CF Câble TV inc. / CF Cable TV Inc.	Canada

SETTE inc.	Québec

Le SuperClub Vidéotron ltée	Québec

Groupe de Divertissement SuperClub inc.	Québec

SuperClub Vidéotron Canada inc. / SuperClub Videotron Canada Inc.	Québec

Les Propriétés SuperClub inc. / SuperClub Properties Inc.	Québec